UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information Statement Pursuant to Rules 13d-1 and 13d-2

                               (Amendment No. 1)(1)

                              INTIMATE BRANDS, INC.
                                (Name of Issuer)

                                     CLASS A
                                  COMMON STOCK
                         (Title of Class of Securities)

                                   461156-10-1
                                 (CUSIP Number)

                                December 31, 1999
             (Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)
--------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G


CUSIP NO. 461156-10-1                                       Page 2 of 6 Pages


          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THE LIMITED, INC. 31-1029810

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [  ]
                                                                   (b)  [  ]

          3    SEC USE ONLY

          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                   DE

                   NUMBER OF                   5   SOLE VOTING POWER
                    SHARES                            209,799,538
                 BENEFICIALLY
                  OWNED** BY                   6   SHARED VOTING POWER
                     EACH
                   REPORTING                   7   SOLE DISPOSITIVE POWER
                     PERSON                           209,799,538
                     WITH
                                               8   SHARED DISPOSITIVE POWER


          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  209,799,538

         10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
                                                                        [  ]

         11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                Approximately 83%

         12    TYPE OF REPORTING PERSON
               CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer.

                  Intimate Brands, Inc. (the "Company")

         (b)      Address of Issuer's Principal Executive Offices.

                  Three Limited Parkway
                  Columbus, OH 43230

Item 2.

         (a)      Name of Person Filing.

                  The Limited, Inc. ("The Limited")

         (b)      Address of Principal Business Office, or, if None, Residence.

                  The address of the principal business office of The Limited is Three Limited Parkway, Columbus, Ohio 43230.

         (c)      Citizenship.

                  The Limited is a Delaware corporation.

         (d)      Title of Class of Securities.

                  The class of securities to which this statement relates is the Class A Common Stock of the Company. The Limited currently holds Class B Common Stock, which Class B Common Stock is convertible into Class A Common Stock.

         (e)      CUSIP Number.

                  461156-10-1.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under Section 15
                           of the Act,

         (b)     [ ]     Bank as defined in Section 3(a)(6) of the
                         Act,

         (c)     [ ]     Insurance Company as defined in Section
                         3(a)(19) of the Act,

         (d)     [ ]     Investment Company registered under Section
                         8 of the Investment Company Act,

         (e)     [ ]     Investment Adviser registered under Section
                         203 of the Investment Advisers Act of 1940,

         (f)     [ ]     Employee Benefit Plan, Pension Fund which is
                         subject to the provisions of the Employee Retirement
                         Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F),

         (g)      [ ]    Parent Holding Company, in accordance with
                         ss. 240.13d-1(b)(1)(ii)(G) (Note: See Item 7),

         (h)      [ ]    Group, in accordance with ss. 240.13d-
                         1(b)(1)(ii)(H).

                  Inapplicable.


Item 4.         Ownership.

         (a)    Amount Beneficially Owned.

                  The Limited beneficially owns 209,799,538 million shares of Class A Common Stock of the Company. On May 19, 1995, the Company acquired the assets and liabilities of the businesses currently operated by the Company in exchange for 210 million shares of Class B Common stock issued to The Limited, which Class B Common Stock is convertible into Class A Common Stock.


         (b)    Percent of Class.

                  Approximately 83%.

         (c)    Deemed Voting Power and Disposition Power:


                  Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote 209,799,538

                 (ii)  Shared power to vote or to direct the vote ________

                (iii) Sole power to dispose or direct the disposition of 209,799,538

                 (iv)  Shared power to dispose or to direct the disposition of
                       _____


Item 5.         Ownership of Five Percent or Less of a Class.

                  Inapplicable.


Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

                  Inapplicable.


Item 8.         Identification and Classification of Members of the Group.

                  Inapplicable.


Item 9.         Notice of Dissolution of Group.

                  Inapplicable.


Item 10.        Certification.

                  Inapplicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2000


                                           THE LIMITED, INC.



                                           By:  /s/ Samuel P. Fried
                                              ----------------------------------
                                                Name: Samuel P. Fried
                                                 Title: Senior Vice President






     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).